SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 1, 2011

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia stock exchange release dated February 23: Changes in Nokia Corporation’s own shares

Nokia Siemens Networks stock exchange release dated February 14: Nokia Siemens Networks names Dr Marco Schröter as chief financial officer

STOCK EXCHANGE RELEASE

February 23, 2011

Changes in Nokia Corporation’s own shares

Nokia Corporation
Stock exchange release
February 23, 2011 at 12.00 (CET +1)

Espoo, Finland — Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 898 975 Nokia shares (NOK1V) held by the Company are today transferred to participants of Nokia’s equity-based incentive plans as settlement in accordance with the plan rules.

About Nokia
At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.3 billion people connect to one another with a Nokia device — from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

Press Release
Espoo, Finland — February 14, 2011

Nokia Siemens Networks names Dr Marco Schröter as chief financial officer

Nokia Siemens Networks today announced that Dr Marco Schröter is to join the Company as chief financial officer and member of the Executive Board.

Schröter, who will join Nokia Siemens Networks on March 14, has 20 years of management and financial experience. He was previously chief financial officer at Infineon Technologies AG in Munich, where he also served as human resources officer. Prior to joining Infineon in 2008, Schröter served as chief financial officer at Schenker. Earlier in his career he held leadership positions in planning and finance at Stinnes AG.

“Marco has a strong track record of disciplined financial management and helping deliver growth and shareholder value,” said Rajeev Suri, chief executive officer. “As we continue our turnaround, I am confident he has the right skills and experience to help take Nokia Siemens Networks to the next level of performance.”

Schröter, whose background also includes experience with mergers and acquisitions, commented that “having looked carefully at Nokia Siemens Networks, I believe the company is in the strongest position it has ever been — and I am pleased to join the team at such an important time.”

Schröter, who will be based in Munich, has an MBA from the University of Munster and a doctoral degree in business administration from Saarland University. He replaces Luca Maestri who will join Xerox Corporation as chief financial officer.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Talk about Nokia Siemens Networks’ news at http://blogs.nokiasiemensnetworks.com and find out if your country is exploiting the full potential of connectivity at www.connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks
Ben Hunt
Head of External Communications
Phone: +44 7508 002382
E-mail: ben.hunt@nsn.com

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2011		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel